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Form of Proxy - Annual and Special Meeting of Shareholders of Four Seasons Hotels Inc. to be held on May 17, 2006

Notes to Proxy

1.	This form of proxy should be read in conjunction with the Notice of Annual and Special Meeting dated April 4, 2006 and related Management Information Circular.
2.

Shareholders have the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed on this form, please insert the name of your chosen proxyholder in the space provided (see reverse) or use another proper form of proxy.

3.

This proxy should be signed by the shareholder or an attorney in the exact manner as the name appears on the proxy. If the shareholder is a corporation, the proxy should be executed by duly authorized officers or attorneys.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed.
5.

The shares represented by this proxy, if it is properly completed and delivered, will be voted or withheld from voting as directed by the shareholder. In the absence of such directions, those shares will be voted FOR the matters listed in items 1, 2 and 3 on the reverse hereof, all as described in the Management Information Circular.

6.	This proxy should be read in conjunction with the accompanying Management Information Circular.

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METHOD OF VOTING

To Vote by Mail	To Vote by Fax
• Complete, sign and date the reverse hereof.	• Complete, sign and date the reverse hereof.
• Return this Proxy in the envelope provided.	• Forward it by fax to (416) 263-9524 or toll-free to 1-866-249-7775 for calls within Canada and the U.S.
• Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S.

Signed and completed forms of proxy must be received at the Toronto office of Computershare Trust Company of Canada by 4:30 p.m. (Toronto time) on Tuesday May 16, 2006 or be hand-delivered at the registration table (for presentation to the Chairman) on the day of the meeting before the commencement of the meeting.

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This Form of Proxy is solicited by and on behalf of Management.
Appointment of Proxyholder The undersigned holder of Limited Voting Shares of Four Seasons Hotels Inc. (“Four Seasons”) hereby appoint(s): Kathleen Taylor, or failing her Wolfgang Hengst	OR	Print the name of the person you are appointing

as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the Annual and Special Meeting of Shareholders of Four Seasons to be held on May 17, 2006, and at any adjournment or adjournments thereof, with power of substitution and with all the powers that the undersigned could exercise if personally present and with authority to vote at the proxyholder’s discretion (except as otherwise specified in this form of proxy) and to vote and act in the proxyholder’s discretion with respect to amendments or variations to matters referred to in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters that may properly come before the meeting.

1. Election of Directors The Board of Directors of Four Seasons recommends that shareholders vote FOR the following nominees:

	For	Withhold	For	Withhold

Nan-b de Gaspé Beaubien; J. Robert S. Prichard(to be elected separately, and as a class, by holders of Limited Voting Shares).

William D. Anderson; Brent Belzberg; H. Roger Garland; Charles S. Henry; Heather Munroe-Blum; Ronald W. Osborne; Lionel H. Schipper; Isadore Sharp; Anthony Sharp; Simon M. Turner (to be elected by holders of Limited Voting Shares and Variable Multiple Voting Shares)

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2. Appointment of Auditors

The Board of Directors recommends that you vote FOR the appointment of KPMG LLP as auditors and the authorization of the directors to fix, based on the recommendation of the Audit Committee, the auditors’ remuneration.

For	Withhold

3. Resolution Regarding Variable Multiple Voting Shares

The Board of Directors recommends that you vote FOR the resolution ratifying and confirming the continued application of the voting rights adjustment mechanism.

For	Against

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as by the Board of Directors above.

Signature(s)

Date

Interim Financial Statements	Annual Financial Statements
Mark this box if you would like to receive interim financial statements and related Management’s Discussion and Analysis by mail.	Mark this box if you would NOT like to receive the Annual Financial Statements and related Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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Interim Financial Statements -
Mark this box if you would like to
receive Interim Financial
Statements and related
Management’s Discussion and
Analysis by mail.

Annual Financial Statements -
Mark this box if you would like to
receive the Annual Financial
Statements and related Management’s Discussion and
Analysis by mail.

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Rather than receiving financial statements and related Management’s Discussion and Analysis (“MD&A”) by mail, you may choose to access them at www.fourseasons.com, www.sedar.com or by registering online at www.computershare.com/mailinglist.

If you would like to receive Interim Financial Statements and related MD&A and/or the Annual Financial Statements and related MD&A, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view our Privacy Code online or by requesting that we mail you a copy.

Name

Apt.	Street Number	Street Name

City	Prov. / State

 Postal Code / Zip Code

F S H Q	9 N I T E	+

00COME

OENNPP

Computershare
100 University Ave. 9th Floor
Toronto ON M5J 2Y1

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